SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2017

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated April 20, 2017	A-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•

the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected benefit from our acquisition and planned integration of certain assets, businesses and related liabilities and employees from China Tietong Telecommunications Corporation;

•	the expected impact of the implementation in Mainland China of value-added tax, the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 21, 2017	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE FIRST QUARTER OF 2017

The unaudited financial data of the Group for the first quarter of 2017:

•	Operating revenue was RMB184.0 billion, up by 3.7% over the same period last year; of which, revenue from telecommunications services was RMB160.9 billion, up by 6.1% over the same period last year

•	EBITDA was RMB67.1 billion, up by 3.0% over the same period last year

•	Profit attributable to equity shareholders was RMB24.8 billion, up by 3.7% over the same period last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2017.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2017 to 31 March 2017	For the period from 1 January 2016 to 31 March 2016	Change
Operating Revenue (RMB)	184.0 billion	177.5 billion	3.7%
Of which, Revenue from
Telecommunications Services (RMB)	160.9 billion	151.6 billion	6.1%
Sales of Products and Others (RMB)	23.1 billion	25.9 billion	–10.7%
EBITDA (RMB)	67.1 billion	65.1 billion	3.0%
EBITDA Margin	36.5%	36.7%
Profit before Taxation (RMB)	32.3 billion	31.2 billion	3.4%
Profit Attributable to Equity Shareholders (RMB)	24.8 billion	23.9 billion	3.7%
Margin of Profit Attributable to Equity Shareholders	13.5%	13.5%

Operating Data

	As at 31 March 2017/ For the period from 1 January 2017 to 31 March 2017	As at 31 December 2016/ For the period from 1 October 2016 to 31 December 2016
Mobile Business
Total Customers	856 million	849 million
Net Additional Customers *	7.59 million	5.24 million
4G Customers	568 million	535 million
Average Revenue per User per Month (ARPU) (RMB/user/month) *	58.5	50.0
Total Voice Usage (minutes) *	943.2 billion	1,004.5 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month) *	374	393
Handset Data Traffic (MB) *	2,158.1 billion	1,858.1 billion
Average Handset Data Traffic per User per Month (DOU) (MB/user/month) *	1,001	876
SMS Usage (messages) *	131.0 billion	138.6 billion

Wireline Broadband Business
Total Customers	85.68 million	77.62 million
Net Additional Customers *	8.06 million	3.38 million
Average Revenue per User per Month (ARPU) (RMB/user/month) *	32.6	29.7

*	for the relevant reporting period

Overall, the Group managed to maintain favourable development in its mobile business in the first quarter of 2017, as it continued to harness its 4G leading position with efforts to steadily expand its 4G customer base as well as to preserve and raise 4G customer value. As at 31 March 2017, the total number of mobile customers was around 856 million, ARPU of these customers increased by 1.6% year-on-year to RMB58.5. The number of 4G customers was 568 million, representing a net increase of 33.04 million for the first quarter. Data traffic business maintained rapid growth, with handset data traffic recording a 101% increase year-on-year and handset DOU exceeding 1,000MB. Meanwhile, as the substitution impact of over-the-top (OTT) business on voice services continued to intensify, total voice usage decreased by 7.0% compared to the same period last year.

In the first quarter of 2017, the Group continued to focus on speed upgrade, quality enhancement and targeted development to develop wireline broadband customers and business, refining its products and services that resulted in further enhancements to business quality and market competitiveness. As at 31 March 2017, the total number of wireline broadband customers was 85.68 million, representing a net increase of 8.06 million for the first quarter. ARPU of wireline broadband customers steadily trended up to RMB32.6.

In the first quarter of 2017, the Group’s telecommunications services demonstrated favourable growth momentum with revenue growing by 6.1% year-on-year to RMB160.9 billion. Due primarily to the expanded scale of handset sales from open channels, the Group’s sales of terminals fell with revenue from the sales of products going down by 10.7% year-on-year to RMB23.1 billion. Operating revenue amounted to RMB184.0 billion, representing an increase of 3.7% over the same period last year.

The Group is at a critical stage of transformation of its development, with a relatively high demand for resources from various fronts including the growth of 4G business, the development of wireline broadband, the expansion of the corporate customer market as well as the deployment of emerging business. The Group will spare no effort in enhancing cost efficiency across its operations and promoting more efficient use of resources. EBITDA for the first quarter of 2017 stood at RMB67.1 billion, up by 3.0% compared to the same period last year. Profit attributable to equity shareholders was RMB24.8 billion, up by 3.7% compared to the same period last year. Margin of profit attributable to equity shareholders was 13.5%, and profitability continued to be maintained at a sound level.

The Group will continue to adhere to the principles of forward-looking planning, effective resources allocation, rational investment and refined management in cost allocation, endeavour to strike a balance between the Group’s short-term performance and long-term development, strive to increase revenue and save costs and maintain favourable profitability, thereby continuously creating value for investors.

The Board wishes to remind investors that the above performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Mobile Limited Shang Bing Chairman

Hong Kong, 20 April 2017

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Liu Aili, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

A-4